Exhibit 99.2

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Piedmont Lithium Limited
ABN	50 002 664 495

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Robert BEHETS

Date of last notice	25 February 2016

Date that director ceased to be director	7 May 2018

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities Nil

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Mr Robert Arthur Behets & Mrs Kristina Jane Behets <Behets Family A/C>	Number & class of Securities 1,000,000 ordinary shares

Part 3 - Director’s interests in contracts

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002